Exhibit 99.3

WALKME LTD.

FORM OF RESTRICTED SHARE UNIT CONVERSION NOTICE AND AGREEMENT

Dear RSU Holder:

As you know, on September 12, 2024, SAP SE (“SAP”) acquired WalkMe Ltd. (“Company”), pursuant to that certain Agreement and Plan of Merger by and among SAP, the Company and certain other parties dated June 4, 2024 (the “Merger Agreement”).

Immediately prior to the effective time (the “Effective Time”) of the transactions contemplated by the Merger Agreement (the “Merger”), you held one or more outstanding awards of restricted share units (“Company RSUs”) covering ordinary shares of the Company (“Company Shares”) that were granted to you under the Company’s 2021 Share Incentive Plan (the “Plan”), as evidenced by one or more restricted share unit agreement(s) by and between you and Company (collectively, and together with any amendment(s) thereto, the “RSU Agreement(s)”). For the avoidance of doubt, as contemplated by the Merger Agreement, Company RSUs for purposes hereof does not include any Section 102 Awards (as defined in the Merger Agreement) or Section 3(i) Awards (as defined in the Merger Agreement).

At the Effective Time, each award of Company RSUs, to the extent outstanding and unvested as of the Effective Time, was converted by the Company into an award of restricted share units (“Converted RSUs”) covering ordinary shares of SAP, without nominal value, represented by American Depositary Shares (“SAP ADSs”), as evidenced by American Depositary Recieipts (“SAP ADRs”). This Restricted Stock Unit Conversion Notice and Agreement (the “Agreement”) evidences the terms of the conversion of your Company RSUs into Converted RSUs. Each SAP ADS represents one ordinary share of SAP.

The number of Converted RSUs underlying each award is shown in your account on the Company’s stock administration platform on which this Agreement was delivered to you. Such number was determined by multiplying 0.0648466377018352 (the “Exchange Ratio”) by the number of unvested Company RSUs underlying each award immediately prior to the Effective Time and rounding the resulting product down to the next whole number. The Exchange Ratio was determined in accordance with the terms of the Merger Agreement, and is intended to preserve immediately after the Effective Time the approximate aggregate fair market value of the underlying securities immediately prior to the conversion.

For any award of Company RSUs that remained subject to performance-based vesting criteria in respect of a performance period that had not ended as of immediately prior to the Effective Time, the performance-based vesting criteria in respect of such ongoing performance period was deemed achieved at target (or at such lower level, if any, required by the terms of the applicable RSU Agreement(s)), and such Company RSUs were converted based on the performance-based criteria being achieved at such target or lower level. In addition, if any performance-based vesting criteria applicable to awards of Company RSUs were achieved below target in respect of a performance period that ended prior to the Effective Time, such Company RSUs were converted based on the performance-based vesting criteria being achieved at such level below target, in each case, notwithstanding anything to the contrary set forth in the applicable RSU Agreement(s), the Plan or any other agreement or arrangement.

The vesting commencement date of each award of Converted RSUs remains the same as the related award of Company RSUs as set forth in the RSU Agreements and/or any notice of grant but with the number of Converted RSUs subject to each vesting installment adjusted to reflect the conversion. The vesting schedule of each award of Converted RSUs also remains substantially the same as set forth in the applicable RSU Agreement(s) and/or any notice of grant, except that (i) the vesting dates that are scheduled to occur following the Effective Time will be adjusted to the extent necessary to align with the February 20, May 20, August 20 or November 20 immediately following the originally scheduled vesting date and (ii) with respect to any Company RSUs that were subject to performance-based vesting criteria as of immediately prior to the Effective Time, no performance-based vesting metrics or criteria will apply from and after the Effective Time, other than (x) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (y) any recoupment provisions.

Upon settlement of the Converted RSUs, any withholding tax obligations will be satisfied in accordance with the terms of the original RSU Agreement evidencing your pre-conversion Company RSUs.

Please note that any references to “Shares” or shares of the Company in the RSU Agreement(s) and the Plan shall mean ordinary shares of SAP, without nominal value, represented by SAP ADSs, as evidenced by SAP ADRs to the extent the context requires to achieve the intent of the conversion described in this Agreement.

Except as described above or as otherwise set forth in the Merger Agreement, all other provisions of your Converted RSUs remain substantially the same as set forth in the RSU Agreement(s) evidencing your pre-conversion Company RSUs. The provisions of such RSU Agreement(s), other than those rendered inoperative by the Merger as determined by the Company in its sole discretion, will govern and control your rights to acquire SAP ADRs with respect to your Converted RSUs, except as modified by this Agreement. In addition, any legally binding rights you have under any employment agreement, offer letter, plan or other agreement with the Company or one of its affiliates or subsidiaries that apply to your Company RSUs will continue to apply to your Converted RSUs to the extent not waived by you in writing prior to the date of this Agreement.

Please note that any explanatory discussion of the terms of Company RSUs or Converted RSUs in any employment offer letter (whether from SAP, the Company or any of their respective subsidiaries or affiliates) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your Converted RSUs.

Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and the right of the Company or any parent, subsidiary or affiliate, which rights are expressly reserved, to terminate your employment or service at any time for any reason, subject to applicable law.

This Agreement is contingent upon the closing the Merger.

If you do not accept this Agreement prior to the first vesting date of the Converted RSUs that occurs on or after the Effective Time, your Converted RSU(s) will be automatically accepted on your behalf on such first vesting date.

If you have any questions regarding this Agreement or your Converted RSUs, please contact [Name] at [Number] or [Email].

WALKME LTD.

By:
Name:
Title:

ACKNOWLEDGMENT

You acknowledge that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement.

ATTACHMENTS

Exhibit A - Form S-8 Prospectus